
SCHEDULE 13G

<u>EXHIBIT B</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Constellation Brands, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 15, 2026 /s/ Warren E. Buffett
Warren E. Buffett
Berkshire Hathaway Inc.

Dated: May 15, 2026 /s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board
National Indemnity Company

Dated: May 15, 2026 /s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer
GEICO Corporation

Dated: May 15, 2026 /s/ Nancy L. Pierce
By: Nancy L. Pierce
Title: President
Government Employees Insurance Company

Dated: May 15, 2026 /s/ Nancy L. Pierce
By: Nancy L. Pierce
Title: President